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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

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                              SCHEDULE 14D-9
                     AMENDMENT NO. 2 (FINAL AMENDMENT)

                   Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4)
                  of the Securities Exchange Act of 1934


                                ECHLIN INC.
                         (Name of Subject Company)

                                ECHLIN INC.
                   (Name of Person(s) Filing Statement)


                  Common Stock, par value $1.00 per share
(including the associated Series A Participating Cumulative Preferred Stock purchase rights)
                      (Title of Class of Securities)

                                 278749106
                   (CUSIP Number of Class of Securities)

                          Jon P. Leckerling, Esq.
                          Senior Vice President,
                  General Counsel and Corporate Secretary
                                Echlin Inc.
                           100 Double Beach Road
                       Branford, Connecticut  06405
                              (203) 481-5751
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications
               on Behalf of the Person(s) Filing Statement)

                              With a copy to:
                        John J. McCarthy, Jr., Esq.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017

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Item 8.  Additional Information to be Furnished

               On May 6, 1998, SPX announced the withdrawl of the SPX Exchange Offer and the Company announced that it intended to proceed with the Dana Merger. A copy of the Company's press release is filed as Exhibit 26 hereto, and is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

               The response to Item 9 is hereby amended by adding the following new exhibits:

                   Exhibit 26 Text of advertisement published by the
                       Company on May 6, 1998


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  ECHLIN INC.


                                  By: /s/ Jon P. Leckerling
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                                      Name:  Jon P. Leckerling
                                      Title: Senior Vice President,
                                             General Counsel and Corporate
                                             Secretary

Dated: May 6, 1998